

Mail Stop 4561

September 15, 2009

Jason D. Davis
President and Chief Executive Officer
Blue Moose Media, Inc.
3113 St. Christopher Ct.
Antioch, CA 94509

> **Re: Blue Moose Media, Inc.**
> **Form 10-12G**
> **Filed August 19, 2009**
> **File No. 000-53769**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

1. You state that your company was formed for the purpose of providing videos, DVD, CD-ROM and DVD-ROM production and design service, and that you originally focused on products to store and organize information related to residential homes and wedding and event videos. You further state that the company subsequently became inactive. Please revise so as to more clearly

>   describe the business of your company during the past three years. Such
>   discussion should also describe the circumstances that led your company to
>   become inactive. Discuss the material terms of the August 12, 2009 transaction
>   with Mr. Krommenhoek that resulted in a change of control. See Item 101(h) of
>   Regulation S-K. File any agreement relating to the change of control as an
>   exhibit.

Item 1A. Risk Factors, page 3

General

2. Certain subcaptions in your risk factors section fail to adequately describe the risk
    to investors that is presented by the conditions or uncertainties you have
    identified. As examples, we note the following subcaptions:

    - "The company has had very limited operating history and no revenues or
      earnings from operations", on page 3;
    - "Our proposed business plan is speculative in nature", on page 3; and
    - "Our management has limited time to devote to our business", on page 3.

Please revise your risk factors section so that each subcaption adequately describes the
risk to investors. See Item 503(c) of Regulation S-K.

3. Similarly, please revise so that each risk factor following a subcaption adequately
    describes the risks to investors. As an example, we note the risk factor under the
    subcaption "The company has had very limited operating history and no
    revenues…" on page 3. In addition to providing a detailed discussion of the risk,
    each risk factor should describe how such risk could potentially affect investors.
    See Item 503(c) of Regulation S-K.

"The Company has had very limited operating history and no revenues or earnings from
operations", page 3

4. As a related matter, you state in the risk factor under this subcaption that you will
    "in all likelihood sustain operating expenses without corresponding revenues, at
    least until the consummation of a business combination." Please revise to take
    into account the expenses you will incur should you become a public reporting
    company.

Item 2. Financial Information, page 4

5. Please revise to provide the disclosure required by Item 303 of Regulation S-K. In your liquidity and capital resources discussion, please state whether you will be able to meet your anticipated capital needs for the next twelve months. Such discussion should include a reasonably detailed description of any anticipated material capital expenditures, which should be quantified when possible. Please be sure to take into account the costs that you will incur as the result of becoming a public reporting company. See Item 2 of Form 10. For further guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 5

6. Please provide the mailing address for Mr. Adam Krommenhoek. See Item 403(a) of Regulation S-K.

7. As a related matter, please clarify, if true, that the beneficial ownership amounts listed in the table include any securities that may be acquired by a beneficial owner within 60 days. See Items 403(a) and (b) of Regulation S-K. See also Exchange Act Rule 13d-3(d)(1)(i).

Item 5. Directors and Executive Officers, page 5

8. Please revise to clearly identify all offices of your company currently held by Mr. Davis and any period(s) during which he has served in such capacities. See Item 401(a) of Regulation S-K. Further, please confirm that he does not hold any directorships or offices with other companies.

Item 6. Executive Compensation, page 6

9. Please provide the information specified in Item 402(n)(2) of Regulation S-K concerning your sole executive officer for the last completed fiscal year in the tabular format specified by Item 402(n)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 7

10. Please revise to provide the information required by Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 8

11. You state under "Holders" on page 7 that your issued and outstanding shares of common stock "were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 and Rule 147 promulgated thereunder." Please tell us why you have not provided the information required by Item 701 of Regulation S-K as it pertains to sales of unregistered shares of your common stock made in reliance on these exemptions. In your revised discussion, be advised that Section 3(b) is an enabling provision pursuant to which the Commission adopted such exemptive rules as Rule 701 and Rule 505. Please be sure to include a description of the facts relied upon to make these exemptions available.

Item 15. Financial Statements and Exhibits

Statements of Operations, page F-5

12. Please amend the Form 10 to include statements of operations for the three months ended June 30, 2009 and the corresponding period of the preceding fiscal year. Your presentation should comply with Instruction 1 to Rule 8-03 of Regulation S-X.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments. Please be advised that your Form 10 will become effective by operation of law pursuant to Section 12(g) of the Exchange Act 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please direct any other questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (435) 688-7318
        Cletha Walstrand, Esq.